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[PROOF] Venture capital: a diversified portfolio of private high-growth technology companies.

Fundrise

To: ▓▓▓▓▓▓▓▓▓▓▓▓



The high-growth technology companies we're investing in.

The Fundrise Innovation Fund aims to allocate investments across a varied range of privately held, high-growth technology companies. It will initially prioritize specific sectors that are expected to benefit from significant overall market trends.

We've already made more than a dozen investments. Read on to better understand a few of our portfolio companies, or you can <u>view all of our investments here</u>.

RECENT INVESTMENTS

Modern Data Infrastructure



We made a $5M investment in Vanta, a high-growth tech company with a solution at the intersection of the cybersecurity and compliance industries.

Read the full update



We invested in Immuta, a leading provider of governance and security software for modern data infrastructure. This investment aligns with the thesis we shared on the broader data infrastructure space, fitting into the crucial "command and control layer" that spans the data refinement process.

Read the full update

Real Estate & Property Technology (PropTech)



We led a strategic fundraising round into Inspectify, a vertically-integrated property inspection software platform and leading solution provider for inspection services in the United States and Canada. This investment aligns with our focus on real estate technology and represents our earliest-stage investment yet. Having conducted over 5,000 property inspections through Inspectify's platform, we consider their product essential to the superior operation of a real estate investment business.

[Read the full update](#)

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The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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